Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 17, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement will be filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on March 17, 2004.

David T. Della Penta
President and Chief Operating Officer

Liberty Lane
Hampton, NH 03842
Tel: 603-929-2477
Fax: 603-929-2409

March 17, 2004

Dear Colleague:

I am pleased to inform you that Fisher today announced plans to merge with Apogent Technologies of Portsmouth, N.H. We expect this $3.7 billion transaction to be completed early in the third quarter of 2004. The press release is available on the home page of our Web site: www.fisherscientific.com.

As many of you may know, Apogent is a manufacturer of products for the clinical-lab and scientific-research markets. Apogent’s diverse products improve the speed and accuracy of research and healthcare diagnostics, and the company’s strengths include a broad portfolio of highly recognized brands. Nearly 90 percent of Apogent’s revenues are generated from the sale of consumable products, providing the company with a strong revenue stream.

With the addition of Apogent, Fisher will have:

•	combined annual revenues exceeding $5 billion;

•	a $1.1 billion footprint in the high-growth life-science market;

•	a significantly enhanced portfolio of proprietary products; and

•	increased cash flow and financial flexibility, enhancing Fisher’s ability to pursue additional growth opportunities.

Through combined product-development efforts, an enhanced global presence and strengthened service capabilities, we will be uniquely positioned to provide our customers with innovative products and services in all key markets.

Given the complementary nature of our businesses, we expect to realize the benefits of this transaction quickly and efficiently. Once the merger is complete we will combine the best practices of both companies. However, since this transaction will not be completed for several months, our companies must continue to operate separately until that time.

Upon closing of the transaction, the name of the combined company will be Fisher Scientific International Inc. and will be headquartered in Hampton, N.H. Fisher Scientific’s senior leadership team will not change. In addition, Frank H. Jellinek, Jr., President and Chief Executive Officer of Apogent Technologies, will serve as Chairman Emeritus of Fisher.

The hallmarks of both companies are creativity, technological advancement and personal service, and we will continue to improve upon our century-long commitment to serving the advancement of scientific discovery.

You are the lifeblood of any successful company and in the days, months and years ahead, your continued hard work and dedication will be an essential ingredient in our success. I am confident that together we will achieve new heights to the benefit of our fellow employees, our valued customers, and our supportive shareholders.

Sincerely,

* * *

FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher’s website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent’s website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the proxy statement for Fisher’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on April 10, 2003. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger when it becomes available.